Press release

Elster Group SE Successfully Places euro 250 million Senior Notes

--Seven Year Notes With 6.25 Percent Coupon--

ESSEN, Germany, April 14, 2011 -- Elster Group SE (NYSE: ELT) today announced the pricing of euro 250 million of senior unsecured notes due 2018 (senior notes).

The coupon for the senior notes will be 6.25 percent per annum. The senior notes were priced at par and will be issued by Elster Finance B.V., a wholly owned finance subsidiary of the company, and guaranteed by Elster Group SE and certain of its subsidiaries. The sale of the senior notes is expected to be completed on or about April 21, 2011, subject to customary closing conditions.

The net proceeds from the offering of the senior notes, together with drawings under a new senior credit facility entered into by the company and cash on hand, will be used to repay all outstanding amounts under the company's existing senior facilities agreement.

The senior notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the Securities Act), or any state securities laws, and will be offered only to institutional investors in transactions not subject to the registration requirements of the Securities Act. There will be no public offering of the senior notes.

About Elster

Elster is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services – key components for enabling consumer choice, operational efficiency and conservation. Elster's products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering modules deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications.

Disclaimer

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, the senior notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This release does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise any securities of Elster or Elster Finance B.V. or any other member of the Elster Group, nor should it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any such securities. Neither Elster nor Elster Finance B.V. nor any other member of the Elster Group intends to register any portion of this offering in the United States or to conduct a public offering in the United States or any jurisdiction.

It may be unlawful to distribute these materials in certain jurisdictions. These materials are not for distribution in Canada, Japan or Australia. The information in these materials does not constitute an offer of securities for sale in Canada, Japan or Australia.

In the United Kingdom, this release is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with the issuance of the notes, the stabilizing manager (or any person acting on behalf of the stabilizing manager) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilizing manager (or any person acting on behalf of the stabilizing manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes.

Elster may make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster's beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per American Depository Share or other performance measures. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster's control, including those described in the sections "Special Note Regarding Forward-Looking Statements" and "Risk Factors" of the annual report on Form 20-F for the year ended December 31, 2010 and the prospectus dated April 8, 2011 filed with the U.S. Securities and Exchange Commission.

CONTACT: Investors, John Bluth, Elster Investor Relations and Corporate Communications, +1-919-250-5425, john.bluth@elster.com, or Ronald Botoff, Elster Investor Relations, +1-919-212-4857, ron.botoff@elster.com; or Media, John Bluth, Elster Investor Relations and Corporate Communications, +1-919-250-5425, john.bluth@elster.com, or Noreen Pratscher, Elster Corporate Communications, +1-919-212-4858, noreen.pratscher@elster.com